UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Cook, Jr., Joseph C.
   c/o Dura Pharmaceuticals, Inc.
   7475 Lusk Blvd.
   San Diego, CA  92121
   USA
2. Issuer Name and Ticker or Trading Symbol
   Dura Pharmaceuticals, Inc.
   DURA
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   1-31-98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |1-6-98|M   | |20,000            |A  |$7.47      |                   |      |                           |
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Common Stock               |1-6-98|S   | |10,000            |D  |$47.00     |                   |      |                           |
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Common Stock               |1-6-98|S   | |5,000             |D  |$47.13     |                   |      |                           |
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Common Stock               |1-6-98|S   | |5,000             |D  |$47.06     |                   |      |                           |
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Common Stock               |1-16-9|M   | |50,000            |A  |$7.47      |50,000             |I     |(3)                        |
                           |8     |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |2,000              |D     |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Stock Option (right to|$39.94  |5-28-|A   |V|8,000      |A  |5-28-|5-28-|Common Stock|8,000  |       |8,000       |D  |            |
 buy)                 |        |97   |    | |           |   |98(4)|07   |            |       |       |            |   |            |
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Stock Option (right to|$7.47(1)|1-6-9|D   | |20,000(1)  |D  |(2)  |5-25-|Common Stock|20,000(|       |            |   |            |
 buy)                 |        |8    |    | |           |   |     |05   |            |1)     |       |            |   |            |
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Stock Option (right to|$7.47(1)|1-16-|D   | |50,000(1)  |D  |(2)  |5-25-|Common Stock|50,000(|       |10,000(1)   |I  |(3)         |
 buy)                 |        |98   |    | |           |   |     |05   |            |1)     |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Adjusted to reflect Issuer's 2-for-1 Common Stock split effective
7-1-96.
(2) 36,000 options were exercisable 5-25-95, and the remaining 64,000 options become exercisable during the term of certain consulting services rendered by Life Science Advisors, Inc. to the Issuer.
(3) Held by Life Science Advisors, LLC  (LSA).   The reporting person is one of
several principals of LSA and has
elected to report as indirectly benefically owned the entire number of securities beneficially owned by LSA. The reporting person disclaims beneficial ownership of any securities, and any proceeds thereof, that exceed his pecuniary interest therein, and/or that are not actually distributed to him.
(4) Includes a limited stock appreciation right which would allow the reporting person to surrender the option to the Issuer in the event of a hostile tender offer for the Issuer's Common Stock. The amount payable per share under the exercised stock appreciation right would be equal to the excess of
(i) the greater of (a) the fair market
value per share on the date of cancellation or (b) the tender offer price paid per share of the Issuer's Common
Stock, over (ii) the option exercise price per
share.
SIGNATURE OF REPORTING PERSON
/s/ Joseph C. Cook, Jr.
DATE
February ____, 1998